AM 4/4/2002

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 1 2002
WASH, D.C.
354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A[redacted]
PART III

SEC FILE NUMBER
8- 42805

02022672

FACING PAG

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KALIN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROADWAY, 7th FL.
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

10-01694I-C KALIN ASSOCIATES, INC. AUD 12
SHARON J. KALIN, CEO
50 BROADWAY, SUITE 700
NEW YORK NY 10004

NAME A... NE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHARON J. KALIN (212)809-6400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPE... C ACCOUNTANT whose opinion is contained in this Report*

ROBERT SPONTAK
(Name — *if individual, state last, first, middle name*)

75 EIGHT AVENUE	BROOKLYN	NY	11215
(Address)	(City)	(State)	Zip Code)

CHECK ...

[ ] ...lic Accountant
[ ] ...ntant
[ ] ...ot resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 4/4/2002

OATH OR AFFIRMATION

I, SHARON J. KALIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KALIN ASSOCIATES, INC., as of DECEMBER 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RISK ARBITRAGE MONITOR PROFIT SHARING ACCT/KEOGH,

PERSHING CUSTODIAN; SHARON J. KALIN PERSONAL ACCT

Signature

PRESIDENT

Title

Notary Public

VIREN S. SENJALIA
Notary Public, State of New York
No. 01SE5059402
Qualified in New York County
Commission Expires April 22, 2002

2/27/02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALIN ASSOCIATES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2001

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE, BROOKLYN, NEW YORK 11215-1511

CONTENTS

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE
BROOKLYN, NEW YORK 11215-1511
(718) 622-3780 Fax (718) 636-3114-11

Member: American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

Independent Auditor's Report

The Board of Directors
Kalin Associates, Inc.

I have examined the balance sheet of Kalin Associates, Inc. as of December 31, 2001 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalin Associates, Inc. as of December 31, 2001, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brooklyn, New York
January 25, 2002

KALIN ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

Current Assets		
Cash and equivalents		$ 254,825
Other receivables		39,360
		294,185
Fixed Assets		-
Other Assets		
Deposits with clearing organization	100,000	
Security deposits	11,049	
Other assets	82,523	
		193,572
Total Assets		$ 487,757

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 51,339
State and local income tax	794
	52,133
Stockholders' Equity	435,624
Total Liabilities and Stockholders' Equity	$ 487,757

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2001

Revenues:		
Floor broker fee		$ 357,268
Consulting fee		30,000
Commissions		61,530
Interest		4,580
Dividends		3,002
Facility fees		5,250
Other		8,293
		469,923
Expenses:		
Payroll	$ 198,000	
Floor brokerage	127,978	
Commissions	48,015	
Rent	25,230	
Floor facility fees	22,722	
Telecommunications	14,070	
Error expense	13,731	
Accounting	10,411	
Payroll tax and insurance	9,335	
Clearing expenses and fees	8,659	
Input data charges	7,464	
Registration and filing fees	4,136	
Consultants	4,000	
Interet expense	2,129	
Insurance	986	
Training	373	
Depreciation	89	
Supplies	12	
		497,340
Income Before Income Taxes		(27,417)
Income Taxes (Note 5)		688
Net Loss		$ (28,105)

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, January 1	$ 17,400	$ 470,611	$ (24,282)	$ 463,729
Net Loss	-	-	(28,105)	(28,105)
Balance, December 31	$ 17,400	$ 470,611	$ (52,387)	$ 435,624

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ (28,105)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		89
		(28,016)
Changes in assets and liabilities		
Other receivable	$ (18,074)	
Security deposit	(137)	
Accounts payable	36,080	
State and local tax payable	(101)	
		17,768
		(10,248)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net decrease in cash		(10,248)
Cash - January 1		265,073
Cash - December 31		$ 254,825

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 2,129
Income taxes	$ 789

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1 Organization

The company is a broker-dealer specializing in the trades of institutions.

NOTE 2 Summary of Significant Accounting Policies

This summary of significant accounting policies of the company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, which is responsible for their integrity and objectivity.

a. Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets.

b. Financial Instruments

Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments.

c. Statement of Cash Flows

For the purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of six months or less to be cash equivalents.

NOTE 3 Use of Estimates

The company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

KALIN ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 4 Deposits With Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through Pershing and Company ("Pershing").

A deposit is held by Pershing to indemnify the carrying broker against the failure of the company's customers to perform their obligations with respect to their accounts. The deposit consists of cash.

NOTE 5 Other Assets

Other assets primarily consists of receivables from Adler Coleman, the Company's previous clearing broker, who went into bankruptcy in 1995. In 1997, at the demand of the bankruptcy trustee, an additional $ 104,511 deposit was made to Adler Coleman, to replace monies erroneously returned to the organization in prior years. A reserve of $ 50,000 was taken in 1997 against the new deposit.

At December 31, 2001 the receivables from Adler Coleman have been stated at what is reasonably expected to recovered.

Other assets also includes $ 3,300 for the purchase of NASD stock.

NOTE 6 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition the ability to withdraw equity capital or pay cash dividends is also dependent upon meeting predefined levels of net capital adequacy.

At December 31, 2001 the Company had net capital and net capital requirements of $ 337,824 and $ 5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was .154 to 1.

NOTE 7 Capital Stock

At December 31, 2001 there were 200 no par value shares authorized; 10 shares issued and outstanding.

NOTE 8 Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. As such there are no federal taxes due. The current provision for income tax consists of an over accrual of 2000 corporate income taxes owed to New York State and New York City.

NOTE 9 Office Space Rental

The company occupies space under a five year lease, expiring November 30, 2004. Required rent is $ 73,038 per year, with rent escalations.

The company obtains an abatement against payments each year from New York City under the Commercial Revitalization Program. In 2001, $ 6,265 was returned.

NOTE 10 Related Party Transactions

Office facilities are shared with other companies owned by the shareholder. In 2001, $ 41,900 was received as reimbursement of rent and telecommunications expense

NOTE 11 Concentration of Risk

At December 31, 2001 Kalin had no significant concentrations of credit risk or customer risk.

SCHEDULE I

KALIN ASSOCIATES, INC.
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 435,624
Less:		
Security deposits	$ 11,049	
Other assets	82,523	
		93,572
Net capital before haircuts		342,052
Haircuts		4,228
NET CAPITAL		$ 337,824

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3%of aggregate indebtedness)	$ 3,475
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 5,000

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 51,339
State and local taxes payable	794
	$ 52,133

SCHEDULE II

KALIN ASSOCIATES, INC.
DECEMBER 31, 2001

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS OF RULE 15C3-3

The company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The company, therefore, meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5 OF THE SAME DATE

Net capital per FOCUS report	$ 337,824
Net capital per audit report	$ 337,824